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EXHIBIT 12.1

OUTSOURCING SERVICES GROUP, INC.
FIXED CHARGE RATIO COMPUTATION

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(Dollars in Thousands)
Income (loss) before taxes and extraordinary items	$260	$(1,744)	$845	$(2,711)	$(3,504)
Fixed charges reflected in income (loss) before taxes
Interest expense	2,232	12,446	13,486	16,999	17,575
One-third of rental expenses	311	776	991	1,224	1,257

Total Fixed Charges	$2,543	$13,222	$14,477	$18,223	$18,832

Income before taxes plus fixed charges above	$2,803	$11,478	$15,321	$15,512	$15,328

Fixed charge ratio	1.10x	0.87x	1.06x	0.85x	0.81x
Fixed charge deficiency	—	$1,744	—	$2,711	$3,504

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  EXHIBIT 12.1
OUTSOURCING SERVICES GROUP, INC. FIXED CHARGE RATIO COMPUTATION